Exhibit 99.9

Deloitte & Touche LLP
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Suite 1400
Toronto ON M5J 2V1
Canada

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CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated March 13, 2008 relating to the consolidated financial statements of Brookfield Asset Management Inc. (the “Company”) (which expresses an unqualified opinion and includes an explanatory paragraph relating to changes in accounting principles) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2007.

We also consent to the incorporation by reference in Amendment No. 1 dated November 1, 2007 to the Short Form Base Shelf Prospectus dated November 6, 2006 of the above mentioned reports.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Our audits also included the reconciliation of Canadian and United States of America generally accepted accounting principles as of December 31, 2007 and 2006 and for the years then ended listed in Exhibit 99.4, Difference from United States Generally Accepted Accounting Principles. This exhibit is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the information in the exhibit referred to above as of and for the years ended December 31, 2007 and 2006, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Independent Registered Chartered Accountants
Licensed Public Accountants
March 27, 2008

Member of Deloitte Touche Tohmatsu